

Alec Taylor · 2nd

Director Of Operations at Industrial Sustainability Group (Fuel Ox, LLC)

New York City Metropolitan Area · Contact info

500+ connections

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Fuel Ox LLC

Bates Bates College

Experience

Director of Operations
Fuel Ox LLC
Apr 2014 – Present · 7 yrs 4 mos
Lebanon, New Jersey

Facilitate marketing, sales, and distribution of comprehensive fuel additive that is second to none in the industry (www.fuelox.com)

Director Of Operations
Industrial Sustainability Group (Fuel Ox, LLC) · Self-employed
Apr 2014 – Present · 7 yrs 4 mos
Asbury, New Jersey

Trading Assistant
Atterbury Capital Group, LLC
Jul 2013 – Mar 2014 · 9 mos
Gillette, NJ

Trading and Trade Execution- technical analysis, stock research, executing trades, answering phones, broker contact

Middle Office- new account paperwork, trade breaks, borrowing stock

Marketing Analyst
Prescription Corporation of America
May 2012 – Aug 2012 · 4 mos
Denville, NJ

-Compiled and analyzed data for care centers in the metropolitan area

-Worked extensively with Microsoft Office, Excel, and Powerpoint to organize and present client information to PCA's sales and marketing team ...see more

Fundraising Coordinator
Village Focus International
May 2011 – Jul 2011 · 3 mos
Phnom Penh, Cambodia

Contacted organizations to sponsor the annual Angkor Wat Bike Race, a fundraising event to promote Village Focus International, an NGO focused on bringing about positive social change in Cambodia and Laos.

Education

Bates College
Bachelor of Arts (BA), American History (United States)
2009 – 2013
Activities and Societies: Varsity Soccer

Delbarton School
2006 – 2009
Activities and Societies: Varsity Soccer

Skills & endorsements

Sales · 9

Endorsed by **Colin Hayes**, who is highly skilled at this

Social Media Marketing · 5

Jessica Schwarcz and 4 connections have given endorsements for this skill

Trading · 3
Jessica Schwarcz and **2 connections** have given endorsements for this skill

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Interests

 **Fleet Management and Trucking Administ**
3,701 members

 **Mark Mobius** [in]
Partner at Mobius Capital Partners
458,441 followers

 **Equitable**
62,961 followers

 **Bloomberg LP**
1,359,834 followers

 **Third Avenue Management**
5,463 followers

 **Bates College**
20,687 followers

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